                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934




                            THE STANDISH CARE COMPANY
                 ---------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                 ---------------------------------------------
                         (Title of Class of Securities)


                                   854272 10 1
                 ---------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ).












                       (Continued on following page (s) )

                               (Page 1 of 6 Pages)
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CUSIP NO.  854272  10  1           13G                        PAGE 2 OF 6 PAGES



1. NAME OF REPORTING PERSON Deltec Asset Management Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON I.R.S. No. 13-5133790

2.       CHECK APPROPRIATE BOX IF A MEMBER OF GROUP *  (A)____
                                                       (B) (X)
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION       State of New York

         5.   SOLE VOTING POWER                     385,000

         6.   SHARED VOTING POWER                   -------

         7.   SOLE DISPOSITIVE POWER                385,000

         8.   SHARED DISPOSITIVE POWER              -------


9.        AGGREGATE AMOUNT BENEFICIALLY             385,000
           OWNED BY EACH REPORTING PERSON


10.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES *


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     21.9%


12.      TYPE OF REPORTING PERSON*        BD, IA

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549
                 ---------------------------------------------


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934
              -----------------------------------------------------



Item 1.  (a)    Name of Issuer:   The Standish Care Company (the "Company")

         (b)    Address of Issuer's Principal Executive Offices:
                    200 Claredon Street
                   Boston, MA 02116-5021


Item 2.  (a)    Name of Person Filing:    Deltec Asset Management Corporation
                ("Deltec")

         (b)    Address of Principal Business Office:
                                                   535 Madison Avenue
                                                   New York, NY  10022

                                   Page 3 of 6
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Item 2.  (c)    Citizenship:                           State of New York

         (d)    Title of Class of Securities:          Common Stock

         (e)    CUSIP Number:                          854272  10  1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a) Broker Dealer registered under Section 15 of the Act           (x)
         (b) Bank as defined in Section 3(a)(6) of the Act,
         (c) Insurance Company as defined in Section 3(a)(19) of the Act,
         (d) Investment Company registered under Section 8 of the Investment Company Act
         (e) Investment Adviser registered under Section 203 of the Investment
             Advisers Act of 1940                                           (x)
         (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),
         (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
         (h) Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.  Ownership

         (a). Amount Beneficially Owned: (i) as of December 31, 1993, 290,000 shares (consisting of 220,000 shares which Deltec has the right to acquire on the conversion of 110,000 shares of the Company's Series A Cumulative Convertible Preferred Stock (the "Series A Stock"), and 70,000 shares of Common Stock held of record); and (ii) as of the date hereof, 385,000 shares (consisting of 267,000 shares which Deltec has the right to acquire on the conversion of 133,500 shares of the Series A Stock, and 118,000 shares of Common Stock held of record).

         (b) Percent of Class: as of the date hereof, 21.9%.

         ( c ) Number of shares as to which such person has:

               (i) sole power to vote or to direct to vote: as of the date hereof, 385,000 shares

               (ii)  shared power to vote or to direct the vote: not applicable.

               (iii) sole power to dispose or to direct the disposition of: as of the date hereof, 385,000 shares

               (iv) shared power to dispose or to direct the disposition of: not applicable.

                               Page 4 of 6 Pages
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Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         All of the 385,000 shares of the Company's Common Stock referred to in
Item 4 are held by Deltec for the account of certain of its brokerage clients over whose accounts it exercises discretionary authority as to voting, disposition and other matters. Such clients have the right to receive dividends and the proceeds of the sale of such shares.


Item 7: Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:


         Not applicable.



Item 8.  Identification and Classification of Members of the Group:


         Not applicable.

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Item 9.  Notice of Dissolution of Group:

         Not applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: February 10, 1994.



                                       DELTEC ASSET MANAGEMENT CORPORATION



                                       By  /s/  John A. Cento
                                           ------------------------------
                                           John A. Cento
                                           Senior Vice President

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